650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 21, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Ivette Leon
Claire DeLabar
Edwin Kim

Re:	Arista Networks, Inc.
Registration Statement on Form S-1
Filed May 1, 2014
File No. 333-194899

Ladies and Gentlemen:

On behalf of our client, Arista Networks, Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 21, 2014 (the “Comment Letter”) relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing this letter via EDGAR. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Risk Factors, page 12

1.	We note that your response letter dated May 16, 2014 indicates that your directed share program has been terminated, in part, due to the potential liability under Section 5 of the Securities Act that may result from communications with “certain potential participants” in an attempt to determine their interest to participate in such a program. You disclose on page 146 that the directed share program was for “[y]our related persons.” It has been reported, however, that shares in your directed share program were offered to and declined by an editor at Fortune.com in an article available at http://tech.fortune.cnn.com/2014/05/08/yes-were-in-a-tech-bubble-heres-how-i-know-it/. Please revise to describe the April and May 2014 communications that gave rise to your Section 5 liability concerns, including the nature and scope of the “related persons” offered shares in the directed share program that are unaffiliated with your management, employees and their respective families. Further, please provide us an analysis why you believe these communications were exempt from Section 5 of the Securities Act.

Securities and Exchange Commission

May 21, 2014

The Company advises the Staff that as part of the Company’s initial public offering, up to 112,200 shares were reserved for sale at the initial public offering price in connection with a previously planned directed share program which has subsequently been terminated. In March, April and May 2014, certain officers and directors and employees acting at the request of such officers communicated with certain potential participants in the directed share program. The potential directed share program participants consisted of personal friends or family members of officers or directors of the Company, customers, suppliers or partners with long-term commercial relationships with the Company, and certain industry participants, including three journalists who had covered the Company and developed relationships with officers of the Company over time. In total, over 150 persons were contacted in person or by telephone, email or text message regarding the directed share program. Such communications were intended only to determine their interest in, and ability under their applicable corporate policies to participate in, the directed share program and, in some cases, to obtain contact information to provide to the underwriter managing such program.

The email and text message communications that were made in writing were not accompanied by a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and may have constituted a violation of Section 5 of the Securities Act.

Below please find the proposed risk factor that the Company intends to include in Amendment No. 3 to the Registration Statement regarding such communications. The Company will also revise the Registration Statement to eliminate references to the directed share program other than with respect to the risk factor below.

We may have contingent liability arising out of possible violations of the Securities Act of 1933 in connection with communications to potential participants in a previously planned directed share program.

As part of the offering, up to 112,200 shares were reserved for sale at the initial public offering price in connection with a previously planned directed share program which has subsequently been terminated. In March, April and May 2014, certain officers and directors and employees acting at the request of such officers communicated with certain potential participants in the directed share program. The potential directed share program participants consisted of personal friends or family members of officers or directors, customers, suppliers or partners with long-term commercial relationships with us, and certain industry participants, including three journalists who had covered us and developed relationships with us over time. In total, over 150 persons were contacted in person or by telephone, email or text message regarding the directed share program. Such communications were intended only to determine their interest in, and ability under their applicable corporate policies to participate in, the directed share program and, in some cases, to obtain contact information to provide to the underwriter managing such program. Certain of such communications regarding the directed share program may have constituted a violation of Section 5 of the Securities Act. We could have a contingent liability arising out of the possible violations of the Securities Act in connection with such communications. Any liability would depend upon the number of shares purchased by the recipients of such communications. If a claim were brought by any such recipients of such communications who purchased shares in the offering and a court were to conclude that these communications constituted a violation of Section 5 of the Securities

Securities and Exchange Commission

May 21, 2014

Act, we could be required to repurchase the shares sold to the potential participants who received such communications at the original purchase price, plus statutory interest from the date of purchase, for claims brought during a period of one year from the date of their purchase of common stock. We would contest vigorously any claim that a violation of the Securities Act occurred. However, we could incur considerable expense in contesting any such claim.

* * *

Please direct any questions regarding the information supplementally provided in this letter, the proposed risk factor or the Registration Statement to me at (650) 320- 4597 or mbaudler@wsgr.com, or to my colleague, Andrew D. Hoffman, at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Jayshree Ullal, Arista Networks, Inc.
Marc Taxay, Arista Networks, Inc.
Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.
Raj S. Judge, Wilson Sonsini Goodrich & Rosati, P.C.
Patrick A. Pohlen, Latham & Watkins LLP
Tad J. Freese, Latham & Watkins LLP